RULE 424(b)(2)
                                        REGISTRATION NO. 33-56207


PRICING SUPPLEMENT NO. 66         TO PROSPECTUS DATED NOVEMBER 3, 1994
                                   (As supplemented November 17, 1994)


                      IBM CREDIT CORPORATION

                        MEDIUM-TERM NOTES

                       (Floating Rate Note)

        (Due from 9 months to 30 years from date of issue)


Designation:  Floating Rate                     Original Issue Date:
  Medium-Term Notes Due February 5, 1999          February 5, 1996

Principal Amount:  $25,000,000                  Maturity Date:
                                                  February 5, 1999

Issue Price (as a percentage of                 Regular Record Dates:
  Principal Amount):  100%                        Fifteenth calendar day
                                                  whether or not a
                                                  Business Day prior to
                                                  the corresponding
                                                  Interest Payment Date

Interest Rate Base:  Other (the CMT Rate,       Interest Payment Dates:
as defined under the heading "Interest")          Each February 5, May 5,
                                                  August 5 and November 5,
                                                  commencing May 5, 1996
Spread:  Minus 85 basis points                    and ending on the
                                                  Maturity Date

Initial Interest Rate: 4.78                     Interest Reset Dates:
                                                  The first day of each
Redemption Provisions:  None                      Interest Reset Period

Commission or Discount (as a percentage         Interest Reset Period:
  of Principal Amount): 0.0%                      Quarterly, commencing
                                                  with and including each
Interest Determination Dates:  Second             Interest Payment Date,
  Business Day next preceding each                to, but excluding, the
  Interest Reset Date                             immediately following
                                                  Interest Payment Date
CUSIP:  44922L Y42




 CMT Maturity Index:  10 years                  Form:  [X] Book-Entry
                                                       [ ] Certificated

     This Pricing Supplement supplements and, to the extent inconsistent therewith, amends the description of the Notes referred to above in the accompanying Prospectus Supplement and Prospectus.


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                             INTEREST

          The Notes will bear interest at a rate reset on the Interest Reset Dates specified above. The interest rate in effect from the original Issue Date to the first Interest Reset Date with respect to the Notes will be the Initial Interest Rate. Thereafter, the interest rate per annum on the Notes for each Interest Reset Period will be determined as the CMT Rate minus a spread of 85 basis points.

          "CMT Rate" means, with respect to each Interest Determination Date, the rate displayed on the CMT Telerate Page under the caption "...Treasury Constant Maturities" under the column for the CMT Maturity Index. If such rate is no longer displayed on the relevant page or is not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be such treasury constant maturity rate for the CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published or is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on such Interest Determination Date will be such treasury constant maturity rate for the CMT Maturity Index (or other United States Treasury rate for the CMT Maturity Index) for the Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on the Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on such Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include the Agent or its affiliates) selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the CMT Maturity Index and a remaining term to maturity of not less than such CMT Maturity Index minus one year. If the Calculation Agent is unable to obtain three such Treasury Note quotations, the CMT Rate on such Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on such Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of



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the highest) and the lowest quotation (or, in the event of
equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the CMT Maturity Index and a remaining term to maturity closest to the CMT Maturity Index and in an amount of at least $100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided however, that if fewer than three Reference Dealers so selected by the Calculation Agent are quoting as mentioned herein, the CMT Rate determined as of such Interest Determination Date will be the CMT Rate in effect on such Interest Determination Date. If two Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the CMT Maturity Index, the Calculation Agent will obtain from five Reference Dealers quotations for the Treasury Note with the shorter remaining term to maturity.

          "CMT Telerate Page" means the display on the Dow Jones Telerate Service on page 7051 (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519).

          Interest on the Notes will be calculated based on a year of 360 days consisting of twelve thirty-day months. The initial Calculation Agent with respect to the Notes will be The
Chase Manhattan Bank (National Association).

          If any Interest Payment Date or any Interest Reset Date would otherwise be a day that is not a Business Day, such date will be postponed to the next day that is a Business Day. For purposes of the offering made hereby, "Business Day" as used herein and in the accompanying Prospectus Supplement means any day on which commercial banks and foreign exchange markets settle payments in The City of New York. Capitalized terms used but not defined herein have the meanings assigned in the accompanying Prospectus Supplement and Prospectus.

                       PLAN OF DISTRIBUTION

          The Notes will be sold to CS First Boston Corporation for resale to one or more investors at a fixed public offering price. After the initial public offering of the Notes, the public offering price and any concession or discount may be changed.

Dated:  January 31, 1996